

02056402

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

RE

PROCESSED

SEP 0 3 2002

THOMSON
FINANCIAL

For the Month of August 28 , 2002

Commission file number: **0-30924**

MARCONI PLC

(Exact name of Registrant as specified in its Charter)

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F _X_   Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____   No ___X___

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Press Release

MARCONI PLC

STATEMENT RE: PRESS COMMENT

London – 28th August 2002 – Further to press speculation, Marconi plc (MONI) today confirmed that negotiations are continuing with its syndicate banks and an informal ad hoc committee of bondholders in respect of the Group's financial restructuring.

As stated previously, the restructuring process is likely to involve a debt for equity swap for a significant proportion of Marconi's indebtedness. It is currently envisaged that existing holders of Marconi ordinary shares would receive 0.5 per cent of the share capital immediately following the restructuring together with warrants allowing the purchase of 5 per cent of the issued share capital, subject to certain criteria.

The prospective capital structure being discussed has been designed to provide flexibility for Marconi Group's ongoing success, maximise cash and overall recovery for creditors and allow existing Marconi shareholders to maintain an ongoing economic interest in the Group. It is currently expected that Marconi will have pro forma net debt following the restructuring of approximately GBP300 million.

As stated above, the negotiations are ongoing and the above details may be subject to change. Further announcements will be made in due course.

ENDS/...

About Marconi plc
Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

Contacts

Joe Kelly/David Beck	Heather Green
Public Relations	Investor Relations
+44 (0) 207 306 1771	+44 (0) 207 306 1735
joe.kelly@marconi.com	heather.green@marconi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: _____

Name: M Skelly

Title: Secretary

Date: August 28 , 2002